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Follow-Up Materials

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REGISTRANT'S NAME Hino Motors Ltd

*CURRENT ADDRESS

PROCESSED MAY 29 2002 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1388 FISCAL YEAR 3-31-00

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OICF/BY: dlw

DATE : 5/23/02

HINO MOTORS, LTD.

2000
ANNUAL REPORT

For The Year Ended March 31, 2000


DUTRO
DUTRO

Hino Motors, Ltd. manufactures and sells trucks, buses and industrial diesel engines. Focusing in particular on medium- and heavy-duty trucks*, Hino Motors has held the top position in this market for 27 consecutive years. Last year the Company also began making inroads into a new market sector with the release of a light-duty truck* jointly developed with Toyota Motor Corporation.

On October 1, 1999, Hino Motors merged with Hino Motor Sales, Ltd., formerly the Company's domestic distributor. This milestone in the Company's history was accompanied by the launching of a far-reaching program of restructuring.

* Light-duty trucks have payloads from 2.0 to less than 4.0 tons; medium-duty trucks have payloads from 4.0 to less than 5.0 tons; heavy-duty trucks have payloads of 5.0 tons and over.

CONTENTS

Years ended or as of March 31, 1999 and 2000

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Net sales	¥432,284	**¥653,288**	**$6,154,382**
Loss before income taxes and minority interests	(34,870)	**(34,818)**	**(328,007)**
Net loss	(36,659)	**(21,837)**	**(205,723)**
Property, plant and equipment, net	190,859	**335,174**	**3,157,547**
Total assets	392,601	**832,555**	**7,843,189**
Shareholders' equity	104,056	**107,658**	**1,014,199**
	Yen		U.S. Dollars
Per share amounts:			
Net loss	¥(101.16)	**¥ (59.65)**	**$ (0.56)**
Cash dividends	—	**—**	**—**

Note 1: U.S. dollar amounts here and elsewhere in this Annual Report are translated, for convenience only, at the rate of ¥106.15=$1.
Note 2: The years stated in the text are fiscal years which run from April 1 of the previous year through March 31 of the following year.
Note 3: Net loss per share is computed based on the weighted average number of shares of common stock outstanding during each year.
Note 4: Cash dividends per share represents the cash dividends declared as applicable to the respective year.

NET SALES
(Millions of Yen)


96 596,791
97 632,716
98 589,209
99 432,284
00 653,288

NET INCOME (LOSS)
(Millions of Yen)


96 10,736
97 7,237
98 1,649
99 -36,659
00 -21,837

TOTAL ASSETS
(Millions of Yen)


96 397,789
97 398,959
98 421,363
99 392,601
00 832,555



Hiroshi Yuasa, *President*   Iwao Okijima, *Chairman of the Board*

In the previous fiscal year, ended March 31, 1999, Hino Motors recorded its first net loss since its Tokyo Stock Exchange listing. Consequently, the fiscal year just ended saw us step up the pace of reform to remedy this situation.

In fiscal 2000, ended March 31, 2000, domestic demand for medium- and heavy-duty trucks, weighed down by Japan's ongoing economic malaise, dropped from 81,000 units the previous year to approximately 74,000 units. In Asia, home to our key overseas markets, the slump in sales continued as regional economies failed to fully shake off the effects of the Asian currency crisis, although there were some positive signs during the second half of the year. Despite various initiatives to raise earnings, we were unable to withstand the collapse in domestic demand for medium- and heavy-duty trucks. As a result, we regret to report a net loss for the second consecutive fiscal year.

At the Board of Directors' meeting following the general shareholders' meeting on June 27, 2000, Toshimi Onishi, who had served as chairman for 2 years, was appointed to the position of senior advisor to the Board and Iwao Okijima was appointed as our new chairman.

Results for the Year Ended March 31, 2000

Consolidated net sales increased 51.1% to ¥653,288 million. The bulk of this increase was accounted for by the increase in the number of consolidated subsidiaries from 10 to 69 accompanying the adoption of the new Japanese accounting standards. Last year we also aggressively reined in costs to raise profitability, reduced the number of production lines, slimmed down our organization and cut staffing levels.

During the year we began exploring the possibility of a business alliance with Isuzu Motors Limited with the aim of rejuvenating bus operations. We also sold additional shares through a private placement to Toyota Motor Corporation, our biggest shareholder as well as a business partner with whom we are involved in overseas joint ventures and mutual supply contracts.

Operating loss was ¥27,459 million, compared with ¥37,593 million in the previous fiscal year, and net loss improved to ¥21,837 million, compared with ¥36,659 million last year. Although losses decreased, it was difficult to return the Company to profitability.

In consideration of the circumstances, dividends were not resumed this year. Our top priority will be to turn around performance through the implementation of various management policies.

Outlook and Strategy

Confident that making Hino Motors a comprehensive truck and bus manufacturer was the best way forward, last year we began making inroads into the Japanese light-duty truck market. Our full-scale launch into this market went smoothly, and we captured a 6.8% market share. From hereon, we will be positioning our light-duty truck as a core growth driver. As such, we intend to raise our domestic share to 10% in the near future, and are also planning its overseas launch.

Needless to say, we have no intention of losing our grip on the medium- and heavy-duty truck market, where we have been dominant for the past 27 years. In light of the collapse of demand in recent years that has badly affected results, we are implementing measures designed to put in place an earnings structure that can withstanding harsh economic conditions—a structure capable of generating a profit even at the levels of demand we experienced in fiscal 2000.

The fiscal year ending March 31, 2001 will be the first full year of trading since our merger with Hino Motor Sales, Ltd. During the year, we will continue with our extensive program of reform to create new value and build a stronger company. From now on, reform will be an ongoing process. Our mission is to maximize corporate value. This we see as the key to satisfying all stakeholders. We will work tirelessly to accomplish this mission and revitalize Hino Motors.



Iwao Okijima, *Chairman of the Board*



Hiroshi Yuasa, *President*

Q. In fiscal 1999, Hino Motors recorded the first net loss in its corporate history. In fiscal 2000, you launched various initiatives to improve results. What specific measures have you taken?

A. It would be fair to say that fiscal 2000 was a decisive year in which we took various measures to reform the Company's operating structure. Although we recorded a net loss at the end of the year, this was an unavoidable consequence of the restructuring that took place with a view to achieving renewed growth in the fiscal year ending March 31, 2001.

In restructuring our manufacturing operations, from last year we began to consolidate production facilities and rightsize our workforce. The first step was to reorganize production lines to match required output, which led to a reduction in the number of lines from 6 to 3. We have also successfully raised efficiency, consolidated operations and reduced costs. Efforts to reduce staffing levels cut the number of employees at the parent company from 9,497 as at the end of March 1999 to 9,074 at the end of March 2000, even after the merger. This reduction contributed to lower selling, general and administrative expenses. We also streamlined our organization, taking into consideration the duties of each division. As a result, the number of divisions fell from 86 as of October 1999 to 59 in April 2000, and to 56 in June 2000.

In June 1999, we introduced a new executive officer system to speed up the decision-making process. This system is designed to facilitate swift and bold decision making amid Japan's rapidly changing socioeconomic environment.

We also strengthened marketing. Accompanying our expansion into the light-duty truck market—an area expected to be a future pillar of earnings—we increased our marketing personnel, partly through transfers from other departments. At the same time, we revamped our sales network by consolidating sales affiliates, reducing the overall number of personnel and promoting more efficient sales practices.

Q. Fiscal 2000 was clearly a year of great change at Hino Motors. What prompted the alliance with Isuzu Motors Limited?

A. The business alliance with Isuzu in the bus sector is a response to changes in this particular market. Changing trends in tourism have reduced demand for tour buses, and the concentration of the population in cities and the accompanying depopulation of rural areas, along with the development of alternative modes of transport, have reduced demand for regular bus services. The contraction of the market has resulted in structural problems such as excess production capacity. Faced with these problems, bus manufacturers are generally in dire straits. Nevertheless, from the profit point of view, complete withdrawal from the business would not be viable. Consequently, we decided to cooperate with Isuzu rather than try to go it alone. The resultant economies of scale will yield greater efficiency and lower costs in development, manufacturing and procurement, allowing us to continue to meet customer needs in this sector. As the first step toward this alliance, it was decided that our bus body manufacturing subsidiary Hino Auto Body, Ltd. should be made a wholly owned subsidiary. Through this measure, we intend to establish a fully integrated production structure, from manufacturing to sales. From hereon, we intend to continue with the fundamental realignment of our operating structure as we strive to raise profitability and increase market share.



Q. In recent years, the environment, economy and safety have become key themes in product development. What is Hino Motors' approach, particularly regarding the environment?

A. Although the large-scale investment required for the development of environmental technology places a considerable financial burden on the Company, particularly in a time of economic recession, we regard this as essential if we are to meet the demands of society and customers. In other words, we must effectively respond to environmental issues if we are to survive as a manufacturer of trucks and buses.

Great hopes are being pinned on Exhaust Gas Recirculation (EGR) systems as a means of reducing exhaust emissions. In September 1999, Hino Motors completed development of the world's first Pulse EGR system. The new system yields approximately a 25% reduction in nitrogen oxides and a 5–10% decrease in fuel consumption compared with engines without the Pulse EGR system. We have also been marketing trucks and buses featuring our hybrid inverter-controlled motor retarder system (HIMR) diesel/electric hybrid engine, for the last ten years. Currently, there are around 260 Hino low-emission vehicles with HIMR in operation, receiving widespread recognition for their superior environmental attributes. Another example of technology that defies all attempts at imitation is our common rail fuel injection system, which features advanced electronic control. We were the first in the world to adopt this system for truck engines. Hino Motors' natural gas and LPG powered buses and trucks have also met with success.

Hino Motors has the technological prowess to develop some of the finest low-emission engines in the world. We will continue refining this technology to reduce emissions still further and to cut down noise to the lowest possible level. At the same time, we will endeavor to raise cost performance.


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PRESSE
GUIDE F1
GUIDE F1
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Japan's economic stagnation continued unabated during the fiscal year ended March 31, 2000. Nevertheless, while pushing on with the restructuring of operations, Hino Motors recorded steady growth in sales volume due to its entry into the light-duty truck market and the launch of buses developed specifically to meet customer requirements. As a result, sales increased 73.2% to ¥204,465 million.

Diesel Trucks and Buses for the Domestic Market

In May 1999, Hino Motors unveiled the new 2-ton payload truck DUTRO. Jointly developed with Toyota Motor Corporation, the truck embodies the high-level product development technology of both companies. The launch of DUTRO also marks Hino Motors' full-fledged entry into the light-duty truck market, a market 1.5 times the size of the medium- and heavy-duty truck markets. This move strengthens Hino Motors' position as a full-line truck manufacturer.

Based on data from detailed market surveys, development of the DUTRO started by taking into account distribution trends and the features that would benefit customers most. Technology developed over decades of experience with medium- and heavy-duty trucks has also been incorporated, producing a durable, easy to drive truck which has low running costs, enhanced fuel efficiency and excellent payload efficiency.

These features have been well received by the market, raising Hino Motors' share of Japan's light-duty truck market from 3.1% for the year ending March 1999 to 6.8% in the year under review. The number of vehicles sold increased 103.6% to 6,788 units. Hino Motors aims to increase its share of this market to 10% in the near future.

Domestic demand for medium- and heavy-duty trucks was around 74,000 units, marking a further decline from last year's 81,000 units. Nevertheless, sales volume increased 33.1% to 20,948 units due to large-scale inventory reduction in 1999.

Market contraction and the tightening of exhaust emission regulations is raising the pitch of competition across the industry. As part of its


HOTEL
PAYDAY ADVANCE


PROFIA


RANGER

strategy to prevail in this environment, Hino Motors bolstered its lineup by adding a new 8-ton payload truck to its Short-Cab series in November 1999 and launching a new low-emission series in January 2000. In addition, the PROFIA series underwent a major upgrade in February 2000. Due to the release of products developed with environmental soundness, economy and safety as primary considerations, Hino Motors secured a 28.5% share of the medium- and heavy-duty truck market. This is the 27th consecutive year that Hino Motors has been the market leader in this category, based on the number of registrations in Japan.

The domestic market for buses shrank 4.0% year on year to 9,792 units. To increase sales and strengthen its product lineup, Hino Motors introduced new medium-sized and small buses. Hino Motors succeeded in regaining the top market share in medium-sized buses, a position that the Company has not occupied since 1997, selling 2,266 buses, roughly the same as last year.

The bus market in recent years has been characterized by trends closely linked to the direction of people's lifestyles, such as the downsizing from large to medium-sized buses and the proliferation of low-floor buses. In response to these tendencies, Hino Motors unveiled its LIESSE small bus in June 1999 and the Rainbow medium-sized, low-floor bus series in December 1999. Also, reflecting the tightening of environmental regulations governing exhaust emissions and noise levels, in July 1999 Hino Motors upgraded the LIESSE II, and in August 1999 it began sales of upgraded versions of the large tour bus S'ELEGA, the large city bus/private-use bus Blue Ribbon and the wide-body, small bus MELPHA 7. These efforts ensured that sales of buses remained on a par with the previous year, despite contracting demand in this sector.


LIESSE
RX


HINO
ノンステップバス
入口


THERMO KING
HINO
30218

Commissioned Vehicles

In sales of vehicles produced on commission for Toyota Motor Corporation, the start of production of the light-duty truck Dyna, yielded steady sales growth. Exports of the Hilux were hit by the strong yen, with commissioned production falling to 135,459 units. Sales in this category, including sales of spare parts, increased 3.8% to ¥218,403 million.

Domestic Other Divisions

Domestic sales of industrial diesel engines rose 581.5% to ¥119,924 million due to the inclusion of sales subsidiaries in the Company's consolidated accounts, as well as the inclusion of used engine and repair operations. Domestic sales of parts increased 66.3% to ¥44,989 million. Overall, sales in these divisions increased 269.3% to ¥164,914 million.

OVERSEAS MARKETS

During the year under review, there were some signs of recovery in Hino Motors' principal export markets of Southeast Asia, namely Thailand and Indonesia. Exports of trucks and buses to Asia as a whole increased 104.1% to 7,493 units. However, sales volumes in Latin America plummeted 71.5% to 800 units, compared with 2,804 in the previous fiscal year. In other primary markets, sales volumes dropped 0.1% to 2,480 units in North America, and climbed 14.2% to 2,589 units in Oceania.

Sales of industrial diesel engines and other overseas sales, including components supplied to overseas manufacturing bases and spare parts for overseas markets, increased 81.4% to ¥19,433 million.

As a result, total overseas vehicle sales increased 8.7% to 14,965 units, and consolidated overseas sales climbed 10.6% to ¥65,506 million.

In preparation for the full recovery of the Asian markets, Hino Motors will continue to support subsidiaries and affiliated companies in the region as they restructure their businesses and reinforce their operations. It is currently formulating a strategy to bring success in the light-duty truck market while creating synergies that will expand market share in medium- and heavy-duty truck operations.


HINO

The Hino Motors Group comprises Hino Motors, Ltd., 109 subsidiaries, 24 affiliates, and 1 associated company. The Group's primary business is the manufacture of trucks and buses, and the production of vehicles on commission for Toyota Motor Corporation, as well as related product development, design and service operations. Consolidated financial statements include the accounts of the parent company and 69 consolidated subsidiaries. In addition, 14 affiliated companies are accounted for using the equity method.

The exchange rate at the end of the fiscal year was ¥106.15 to the U.S. dollar, ¥14.40 stronger than a year ago. The average exchange rate for the fiscal year was ¥110.70 to the dollar, compared with ¥128.76 during the previous fiscal year.

Operating Results

Net Sales

For the fiscal year ended March 31, 2000, consolidated net sales increased 51.1% to ¥653,288 million (US$6,154 million). Most of this increase was due to the adoption of new accounting standards that increased the number of consolidated subsidiaries from 10 to 69.

Domestic demand for medium- and heavy-duty trucks, the Company's mainstay product, dropped to approximately 74,000 units, less than half of its peak value. Amid this operating environment, Hino Motors continued the process of inventory reduction started in the previous fiscal year and considerably reduced production. As a result, despite overall soft demand, domestic sales volume of medium- and heavy-duty trucks, light-duty trucks and buses rose 8,653 units year on year to 30,002 units. Overseas sales volumes increased 1,197 units to 14,965 units as overseas markets such as Thailand and Indonesia began to show signs of recovery.

In vehicles produced on commission for Toyota Motor Corporation, sales of the newly commissioned Dyna light-duty truck expanded steadily, whereas exports of Hilux pickup trucks were hit by the strong yen. Overall, sales volume fell 30,478 units to 135,459 units.

Overseas net sales climbed 10.6% to ¥65,506 million (US$617 million). The percentage of consolidated net sales accounted for by overseas sales contracted to 10.0%, compared with 13.7% the previous year.

Net Income

Cost of sales rose 34.7% to ¥576,020 million (US$5,426 million), and selling, general and administrative expenses increased 147.1% to ¥104,727 million (US$987 million). Operating loss improved ¥10,134 million to a loss of ¥27,459 million (US$259 million).

Interest expenses net of interest and dividend income were ¥4,298 million, compared with an expense of ¥1,370 million a year earlier. In addition, gains on the sale of marketable securities decreased and losses on the revaluation of marketable securities increased. As a result of these factors, loss before income taxes was ¥34,818 million (US$328 million), virtually unchanged from the previous term.

Net loss improved ¥14,822 million to ¥21,837 million (US$206 million), partly due to the posting of tax adjustments. With net loss per share at ¥59.65 (US$0.56), against a net loss of ¥101.16 per share last year, the trend is toward recovery.

NET SALES
(Millions of Yen)


99
373,071
59,213
432,284
00
587,782
65,506
653,288
Domestic Market
Overseas Markets

NET LOSS RATIO TO NET SALES
(%)


99
-8.5
00
-3.3

R&D Costs

R&D costs for the year were ¥22,996 million ($217 million). The bulk of this was directed toward the development of environmental technology for cutting exhaust emissions, improving fuel efficiency and reducing pollution, as well as technology to improve safety, quality and performance.

Investment in Property, Plant and Equipment

Investment in property, plant and equipment decreased 36.3% to ¥22,294 million (US$210 million). Most of this amount was used to rationalize production facilities, improve the environment, and to renew facilities and improve performance at sales and maintenance divisions.

Cash Flows

Net decrease in cash and cash equivalents was ¥23,360 million (US$220 million) as a cut in interest-bearing debt and additions to property, plant and equipment outweighed the increase in notes and accounts payable. However, with the increase in cash and cash equivalents due to the addition of consolidated subsidiaries, cash and cash equivalents at end of year increased 13.1%, or ¥7,985 million, to ¥68,958 million (US$650 million).

Net cash provided by operating activities increased to ¥41,899 million (US$395 million) reflecting a substantial decrease in inventories for medium- and heavy-duty trucks and an increase in notes and accounts payable arising as production adjustment came to an end.

Net cash used in investing activities decreased to ¥22,429 million (US$211 million) as additions to property, plant and equipment relating to the Company's full-scale entry into the light-duty truck market outweighed proceeds from the sale of marketable and investment securities.

Net cash used in financing activities was ¥42,754 million (US$403 million). Proceeds from common stock issued upon third party allotment to Toyota Motor Corporation amounted to ¥25,004 million. This was offset by the efforts to reduce interest-bearing debt across the Group, which included the repayment of the 12th and 13th bond issues amounting to ¥40,000 million, as well as the repayment of short-term bank loans.

Financial Position

Total assets at the end of the year increased 112.1% to ¥832,555 million (US$7,843 million) compared with a year earlier. Current assets were 191.3% higher at ¥409,255 million (US$3,855 million). Cash and cash equivalents increased ¥7,985 million to ¥68,958 million (US$650 million). Trade receivables increased 809.1% to ¥228,583 million (US$2,153 million). In fixed assets, tangible fixed assets increased 75.6% to ¥335,174 million (US$3,158 million).

On the other side of the balance sheet, current liabilities increased 181.3% to ¥541,009 million (US$5,097 million). Short-term bank loans increased 606.7% to ¥348,538 million (US$3,283 million). Long-term liabilities increased 85.0% to ¥175,749 million (US$1,656 million).

Shareholders' equity rose 3.5% to ¥107,658 million (US$1,014 million). Shareholders' equity per share dropped ¥46.13 to ¥241.01 (US$2.27), and the equity ratio dropped 13.6 percentage points to 12.9%.

INTEREST-BEARING DEBT

(Millions of Yen)


99
173,911
00
530,293

SHAREHOLDERS' EQUITY RATIO

(%)


99
26.5
00
12.9

March 31, 1999 and 2000

ASSETS	Millions of Yen 1999	Millions of Yen 2000	Thousands of U.S. Dollars (Note 1) 2000
Current assets:			
Cash and cash equivalents	¥ 60,973	**¥ 68,958**	**$ 649,632**
Short-term investments	13,797	**18,790**	**177,007**
Trade receivables			
Notes	589	**113,196**	**1,066,382**
Accounts	24,556	**115,387**	**1,087,023**
Inventories (Note 3)	31,342	**75,375**	**710,084**
Deferred income tax assets (Current)	282	**6,181**	**58,228**
Prepaid expenses and other current assets	9,363	**13,465**	**126,842**
Less allowance for doubtful accounts	(389)	**(2,097)**	**(19,756)**
Total current assets	140,513	**409,255**	**3,855,442**
Investments and advances:			
Investment securities	30,263	**40,567**	**382,170**
Investments in and advances to unconsolidated subsidiaries and affiliates (Note 5)	17,256	**6,683**	**62,959**
Long-term loans	306	**815**	**7,676**
Deferred income tax assets (Non-current)	—	**16,866**	**158,884**
Other investments	10,441	**16,150**	**152,146**
Less allowance for doubtful accounts	(1,690)	**(5,867)**	**(55,270)**
Total investments and advances	56,576	**75,214**	**708,565**
Property, plant and equipment (Note 8):			
Land	18,935	**89,130**	**839,664**
Buildings and structures	136,959	**244,349**	**2,301,918**
Machinery, equipment and vehicles	279,655	**379,184**	**3,572,156**
Tools	60,730	**102,452**	**965,167**
Construction in progress	20,917	**6,089**	**57,357**
	517,196	**821,204**	**7,736,262**
Less accumulated depreciation	(326,337)	**(486,030)**	**(4,578,715)**
Net property, plant and equipment	190,859	**335,174**	**3,157,547**
Translation adjustments	3,499	**6,431**	**60,587**
Other assets	1,154	**6,481**	**61,048**
	¥392,601	**¥832,555**	**$7,843,189**

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	1999	**2000**	**2000**
Current liabilities:			
Short-term bank loans (Note 6)	¥ 49,317	**¥348,538**	**$3,283,449**
Current portion of long-term debt (Note 6)	45,030	**27,783**	**261,737**
Trade payables			
Notes	3,141	**35,963**	**338,796**
Accounts	60,983	**82,580**	**777,959**
Accrued income taxes	550	**841**	**7,926**
Accrued expenses	9,569	**19,899**	**187,459**
Other current liabilities	23,767	**25,405**	**239,321**
Total current liabilities	192,357	**541,009**	**5,096,647**
Long-term liabilities:			
Long-term debt (Note 6)	79,564	**153,971**	**1,450,505**
Accrued severance indemnities (Note 7)	15,426	**21,571**	**203,208**
Deferred income tax liabilities (Non-current)	—	**175**	**1,646**
Other	31	**32**	**305**
Total long-term liabilities	95,021	**175,749**	**1,655,664**
Minority interests in consolidated subsidiaries	1,167	**8,139**	**76,679**
Shareholders' equity:			
Common stock, par value ¥50 per share			
Authorized—1,400,000,000 shares			
Issued—447,299,898 shares in 2000	—	**39,325**	**370,466**
Issued—362,391,898 shares in 1999	26,412	**—**	**—**
Additional paid-in capital	17,787	**31,136**	**293,319**
Retained earnings (Note 15)	59,858	**37,287**	**351,258**
Less			
Treasury common stock, at cost:			
2,010 shares in 1999 and 604,168 shares in 2000	(1)	**(90)**	**(844)**
Total shareholders' equity	104,056	**107,658**	**1,014,199**
	¥392,601	**¥832,555**	**$7,843,189**

Years ended March 31, 1999 and 2000

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	1999	**2000**	**2000**
Net sales (Note 16)	¥432,284	**¥653,288**	**$6,154,382**
Cost of sales (Notes 8 and 12)	427,498	**576,020**	**5,426,473**
Gross profit	4,786	**77,268**	**727,909**
Selling, general and administrative expenses (Note 8)	42,379	**104,727**	**986,586**
Operating loss	(37,593)	**(27,459)**	**(258,677)**
Other income (expenses) (Note 8):			
Interest and dividend income	1,890	**6,429**	**60,562**
Interest expense	(3,260)	**(10,727)**	**(101,050)**
Equity in earnings (losses) of unconsolidated subsidiaries and affiliates	(3,995)	**342**	**3,218**
Other, net	8,088	**(3,403)**	**(32,060)**
	2,723	**(7,359)**	**(69,330)**
Loss before income taxes and minority interests	(34,870)	**(34,818)**	**(328,007)**
Income taxes (Note 10):			
Current	(70)	**560**	**5,282**
Deferred	2,226	**(10,532)**	**(99,220)**
	2,156	**(9,972)**	**(93,938)**
Loss before minority interests	(37,026)	**(24,846)**	**(234,069)**
Minority interests in income of consolidated subsidiaries	(367)	**(3,009)**	**(28,346)**
Net loss	¥(36,659)	**¥(21,837)**	**$(205,723)**

	Yen		U.S. Dollars (Note 1)
Per share amounts:			
Net loss	¥(101.16)	**¥(59.65)**	**$(0.56)**
Cash dividends	—	**—**	**—**

See accompanying Notes to Consolidated Financial Statements.

Years ended March 31, 1999 and 2000

	Number of shares of common stock (Thousands)	Millions of Yen			Number of shares of Treasury common stock
		Common stock	Additional paid-in capital	Retained earnings	
Balance at March 31, 1998	362,392	¥ 26,412	¥ 17,787	¥ 98,254	1,770
Net loss	—	—	—	(36,659)	—
Cash dividends paid	—	—	—	(1,087)	—
Directors' and statutory auditors' bonuses	—	—	—	(70)	—
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	—	—	—	(580)	—
Other	—	—	—	—	240
Balance at March 31, 1999	**362,392**	**26,412**	**17,787**	**59,858**	**2,010**
Cumulative effect of change in accounting principle (Note 2 (10))	**—**	**—**	**—**	**11,838**	**—**
Net loss	**—**	**—**	**—**	**(21,837)**	**—**
Directors' and statutory auditors' bonuses	**—**	**—**	**—**	**(6)**	**—**
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	**—**	**—**	**—**	**(26,667)**	**—**
Merger of Hino Motor Sales, Ltd.	**8,208**	**411**	**847**	**14,101**	**—**
Common stock issued upon third party allotment to Toyota Motor Corporation	**76,700**	**12,502**	**12,502**	**—**	**—**
Other	**—**	**—**	**—**	**—**	**602,158**
Balance at March 31, 2000	**447,300**	**¥ 39,325**	**¥ 31,136**	**¥ 37,287**	**604,168**

	Thousands of U.S. Dollars (Note 1)		
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 1999	**$248,822**	**$167,561**	**$563,896**
Cumulative effect of change in accounting principle (Note 2 (10))	**—**	**—**	**111,520**
Net loss	**—**	**—**	**(205,723)**
Directors' and statutory auditors' bonuses	**—**	**—**	**(58)**
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	**—**	**—**	**(251,219)**
Merger of Hino Motor Sales, Ltd.	**3,866**	**7,980**	**132,842**
Common stock issued upon third party allotment to Toyota Motor Corporation	**117,778**	**117,778**	**—**
Other	**—**	**—**	**—**
Balance at March 31, 2000	**$370,466**	**$293,319**	**$351,258**

See accompanying Notes to Consolidated Financial Statements.

Years ended March 31, 1999 and 2000

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	1999	**2000**	**2000**
Operating activities:			
Net loss before income taxes and minority interests	¥(34,870)	**¥(34,818)**	**$(328,007)**
Depreciation and amortization	30,346	**44,536**	**419,553**
Provision for severance indemnities less payments	(97)	**(898)**	**(8,456)**
Provision for doubtful accounts	(351)	**1,911**	**18,003**
Interest and dividend income	(1,889)	**(6,428)**	**(60,562)**
Interest charges	3,259	**10,726**	**101,050**
Profit on sales of marketable and investment securities	(7,606)	**(7,366)**	**(69,389)**
Write-down of marketable and investment securities	2,500	**6,658**	**62,726**
Loss on sales and disposal of property, plant and equipment	996	**1,141**	**10,745**
Decrease in notes and accounts receivable	49,766	**3,138**	**29,562**
Decrease in inventories	6,327	**20,836**	**196,285**
(Decrease) increase in notes and accounts payable	(33,876)	**12,151**	**114,470**
Directors' and statutory auditors' bonuses	(70)	**(6)**	**(58)**
Other, net	(8,748)	**(3,888)**	**(36,623)**
Subtotal	5,687	**47,693**	**449,299**
Interest and dividends received	1,889	**6,428**	**60,562**
Interest paid	(3,310)	**(10,791)**	**(101,660)**
Income taxes paid	91	**(1,431)**	**(13,487)**
Net cash provided by operating activities	4,357	**41,899**	**394,714**
Investing activities:			
Proceeds from sales and disposal of property, plant and equipment	1,479	**1,548**	**14,586**
Addition to property, plant and equipment	(36,038)	**(36,681)**	**(345,558)**
Net decrease in marketable and investment securities	12,428	**10,369**	**97,684**
Payment for purchase of subsidiaries	(595)	**—**	**—**
Other, net	(1,653)	**2,335**	**21,995**
Net cash used in investing activities	(24,379)	**(22,429)**	**(211,293)**
Financing activities:			
Net (decrease) increase in short-term loans	8,633	**(32,230)**	**(303,628)**
Proceeds from long-term loans	21,159	**41,364**	**389,673**
Repayments of long-term loans	(10,005)	**(36,892)**	**(347,546)**
Proceeds from bonds	30,000	**—**	**—**
Repayments of bonds	(4,000)	**(40,000)**	**(376,825)**
Proceeds from stock issue	—	**25,004**	**235,556**
Cash dividends paid	(1,087)	**—**	**—**
Net cash (used in) provided by financing activities	44,700	**(42,754)**	**(402,770)**
Effect of exchange rate changes on cash and cash equivalents	(24)	**(76)**	**(715)**
Net (decrease) increase in cash and cash equivalents	24,654	**(23,360)**	**(220,064)**
Cash and cash equivalents at beginning of year	36,273	**60,973**	**574,402**
Increase due to the addition of consolidated subsidiaries	46	**31,345**	**295,294**
Cash and cash equivalents at end of year	¥ 60,973	**¥ 68,958**	**$ 649,632**

See accompanying Notes to Consolidated Financial Statements.

Note 1: Basis of Consolidated Financial Statements' Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by HINO MOTORS, LTD. (the "Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Effective the year ended March 31, 2000, the Company was required to prepare a consolidated statement of cash flows as part of its consolidated financial statements for the first time under the Securities and Exchange Law of Japan. Accordingly, the Company prepared its 2000 consolidated statement of cash flows in accordance with "Accounting Standards for Consolidated Statements of Cash Flows" and restated the previously reported consolidated statement of cash flows for 1999.

The U.S. dollar amounts included herein are solely for the convenience of readers outside Japan and have been translated from the Japanese yen amounts at the rate of ¥106.15 = $1, the approximate exchange rate prevailing as of March 31, 2000.

Note 2: Summary of Significant Accounting Policies

(1) Consolidation

Until the year ended March 31, 1999, the consolidated financial statements included the accounts of the Company and its significant subsidiaries and investments in certain unconsolidated subsidiaries and significant affiliates (owned 20% to 50%) were accounted for by the equity method.

In accordance with the revised accounting standards for consolidation, the accompanying consolidated financial statements for the year ended March 31, 2000 include the accounts of the Company and its significant companies controlled directly or indirectly by the Company, and companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation. The revised accounting standards for consolidation became effective April 1, 1999; however, the adoption of such revised standards had no material impact on the scope of consolidation of the Company for the year ended March 31, 2000.

(2) Foreign Currency Translation

Foreign currency translation of the accounts of the Company and its subsidiaries are as follows:

Current receivables and payables in foreign currencies are translated at the rate of exchange in effect at the balance sheet date or at the rates of any applicable forward exchange contract. Non-current receivables and payables are translated at historical exchange rates.

The financial statements of overseas subsidiaries are translated into the reporting currency of Japanese yen as follows: all assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; shareholders' equity accounts are translated at historical rates; revenue and expense items are translated at the rate of exchange in effect at the balance sheet date; and cumulative adjustments resulting from translation of all assets and liabilities are presented as "translation adjustments" in the consolidated balance sheet as an asset or a liability.

(3) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash deposited with banks and short-term investments with maturities of three months or less.

(4) Inventories

The Company:

Finished products are stated at cost, which is determined by the identified cost method. Work in process, raw materials and supplies are stated at cost, which is determined by the moving average cost method.

Subsidiaries:

Inventories are principally stated at cost, which is determined by the moving average cost method or at the latest purchase price.

(5) Marketable Securities and Investment Securities

Marketable securities and investment securities are carried at cost, which is determined by the moving average cost method.

(6) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally by the declining balance method based on the estimated useful lives of the respective assets.

The range of useful lives is as follows:

Buildings and structures	5 to 75 years
Machinery, equipment and vehicles	3 to 17 years
Tools	2 to 15 years

(7) Severance Indemnities and Pension Plans

Employees who terminate their services with the Company and its subsidiaries are entitled to a lump-sum severance payment determined by reference to their current basic rate of pay and length of service. The Company and its subsidiaries generally provide for this liability to the extent of 40 per cent. of the amount which would be required to be paid if all employees voluntarily terminated their services at the balance sheet date.

The Company has a non-contributory pension plan for employees. An employee who terminates employment with the Company at age 50 or more receives 10 per cent. (mandatory retirement at age 60 entitles an employee to receive 100 per cent.) of such retirement benefits by a lump-sum payment or by annuity payments from this pension plan, and the remainder by a lump-sum payment from the unfunded retirement plan (as described above). Payments to the pension fund are charged to income when made. The past service costs relating to the pension plan are being funded over a period of 8 years and 3 months.

The consolidated subsidiaries have various kinds of pension plans.

(8) Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated amount of probable bad debts and the maximum amount which can be charged to income under Japanese income tax laws.

(9) Research and Development Costs

Research and development costs are charged to income when incurred. A new accounting standard for research and development costs become effective the fiscal year ended March 31, 2000. However, the adoption of this new standard had no effect on the consolidated statement of operations for the year ended March 31, 2000.

(10) Income Taxes

Effective April 1, 1999, the Company and its consolidated subsidiaries adopted "Accounting Standard for Deferred Income Taxes" issued by the Business Accounting Deliberation Council in October 1998. The standard requires the recognition of deferred income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Until the year ended March 31,1999, deferred income taxes had been recognized only for temporary differences resulting from the elimination of intercompany profits and other consolidation entries.

The cumulative effect of a change in the accounting principle for deferred income taxes was to increase retained earnings at April 1, 1999, by ¥11,838 million ($111,520 thousand) and decrease net loss for the year ended March 31, 2000, by ¥10,723 million ($101,018 thousand).

(11) Revenue Recognition

Sales of products are recognized in the accounts upon shipment to customers.

(12) Net Loss per Share

The computation of net loss per share is based on the weighted average number of shares outstanding during the period.

(13) Leases

Finance leases, other than those lease agreements which stipulate the transfer of ownership of the leased property, are accounted for as operating leases.

(14) Reclassification

Certain prior year amounts have been reclassified to conform to the 2000 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

Note 3: Inventories

Inventories at March 31, 1999 and 2000 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Finished products	¥16,654	**¥53,225**	**$501,418**
Work in process	9,241	**11,708**	**110,293**
Raw materials and supplies	5,447	**10,442**	**98,373**
	¥31,342	**¥75,375**	**$710,084**

Note 4: Assets Pledged

At March 31, 2000, assets pledged as collateral for short-term bank loans and long-term debt were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2000	**2000**
Notes receivable	**¥ 68,282**	**$ 643,262**
Marketable securities	**1,595**	**15,025**
Inventories	**1,315**	**12,386**
Land	**56,033**	**527,869**
Buildings and structures	**40,747**	**383,859**
Machinery, equipment, vehicles and tools	**7,855**	**73,999**
Investment securities	**210**	**1,981**
Other	**872**	**8,210**
	¥176,909	**$1,666,592**

Note 5: Advances to Unconsolidated Subsidiaries and Affiliates

Loans to unconsolidated subsidiaries and affiliates at March 31, 1999 and 2000, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Short-term loans:			
Affiliates	¥ 320	**¥ —**	**$ —**
Long-term loans:			
Unconsolidated subsidiaries	925	**910**	**8,573**
Affiliates	1,170	**424**	**3,989**
	¥2,095	**¥1,334**	**$12,562**

Note 6: Short-Term Bank Loans and Long-Term Debt

The annual interest rates applicable to short-term bank loans outstanding at March 31, 1999 and 2000 were principally 1.375 per cent.

Long-term debt at March 31, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Loans, principally from banks, insurance companies and other institutions, due 1999 to 2026 with interest rates ranging from 0.55% to 16.3%			
Secured	¥ 6,512	**¥ 81,685**	**$ 769,521**
Unsecured	18,082	**40,069**	**377,483**
Less amount due within one year	(5,030)	**(27,783)**	**(261,737)**
Sub-total	19,564	**93,971**	**885,267**
3.45% bonds due 1999	15,000	**—**	**—**
Floating-rate bonds due 1999	25,000	**—**	**—**
2.0% bonds due 2001	10,000	**10,000**	**94,206**
2.2% bonds due 2002	10,000	**10,000**	**94,206**
2.5% bonds due 2002	20,000	**20,000**	**188,413**
2.6% bonds due 2003	20,000	**20,000**	**188,413**
Less amount due within one year	(40,000)	**(—)**	**(—)**
	60,000	**60,000**	**565,238**
	¥79,564	**¥153,971**	**$1,450,505**

The aggregate annual maturities of long-term debt outstanding at March 31, 2000, were as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2001	¥ 27,783	$ 261,737
2002	63,128	594,711
2003	58,574	551,801
2004 and thereafter	32,269	303,993
	¥181,754	$1,712,242

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that collateral and guarantees for present and future indebtedness will be given upon request of the bank with reasonable and probable cause, and that the bank shall have the right to offset cash deposited with it against any obligation that has become due or, in the event of default, against all obligations due to the bank. The Company has never been requested to give any additional collateral or guarantee.

Note 7: Accrued Severance Indemnities and Pension Costs

The charges to income for accrued severance indemnities and pension costs for the years ended March 31, 1999 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Accrued severance indemnities	¥3,256	**¥5,281**	**$49,749**
Pension costs	2,640	**4,345**	**40,931**

Note 8: Depreciation

Depreciation charges of property, plant and equipment for the years ended March 31, 1999 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Selling, general and administrative expenses	¥ 1,478	**¥ 6,766**	**$ 63,741**
Cost of sales	27,390	**37,559**	**353,834**
Other	272	**210**	**1,977**

Note 9: Leases

Lease expenses and lease income in respect of finance leases, other than those lease agreements which stipulate the transfer of ownership of the leased property at March 31,1999 and 2000, were as follows:

a) Lessee

	Millions of Yen		Thousands of U.S. Dollars
Class of property	1999	**2000**	**2000**
Machinery, equipment and vehicles	¥ 6,009	**¥11,017**	**$103,786**
Tools	12,725	**13,389**	**126,132**
	18,734	**24,406**	**229,918**
Less accumulated depreciation	(9,384)	**(13,647)**	**(128,564)**
Net	9,350	**10,759**	**101,354**
Future minimum payments			
Due within one year	2,767	**3,062**	**28,843**
Due after one year	6,583	**7,697**	**72,511**
	9,350	**10,759**	**101,354**
Lease expense for the year	3,013	**3,612**	**34,023**
Accumulated depreciation	3,013	**3,612**	**34,023**

b) Lessor

	Millions of Yen		Thousands of U.S. Dollars
Class of property	1999	**2000**	**2000**
Machinery, equipment and vehicles	¥ —	**¥14,014**	**$132,025**
Tools	—	**1,011**	**9,520**
Other assets	—	**234**	**2,206**
	—	**15,259**	**143,751**
Less accumulated depreciation	—	**(7,774)**	**(73,240)**
Net	—	**7,485**	**70,511**
Future minimum income			
Due within one year	—	**3,068**	**28,905**
Due after one year	—	**4,598**	**43,310**
	—	**7,666**	**72,215**
Lease income for the year	—	**3,201**	**30,151**
Accumulated depreciation	—	**2,744**	**25,851**

Note 10: Income Taxes

The Company and its domestic subsidiaries are subject to corporate income tax, enterprise tax and prefectural and municipal inhabitants taxes, based on income, which in the aggregate result in statutory tax rates of approximately 46.4 per cent. for 1999 and 42.1 per cent. for 2000. The foreign subsidiaries are subject to taxes based on income at rates ranging from 30.0 per cent. to 42.3 per cent.

However, the effective tax rates in the accompanying statements of operations differ from the above-mentioned income tax rates.

The following table summarizes the significant differences between the statutory tax rate and effective tax rate for consolidated financial statement purposes for the year ended March 31, 2000:

Statutory tax rate	42.1%
Loss carryforwards of consolidated subsidiaries	(7.3)
Accrued severance indemnities	(2.6)
Non-deductible expenses	(1.5)
Non-taxable dividend income	1.0
Per capita inhabitants tax	(0.3)
Consolidation procedures	(3.9)
Other	1.1
Effective tax rate	28.6%

Significant components of the Company and its subsidiaries' deferred tax assets and liabilities as of March 31, 2000 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Deferred tax assets:		
Net operating loss carryforwards	¥24,346	$229,357
Accrued employees' bonus	849	7,995
Accrued severance indemnities	217	2,041
Other	1,366	12,868
Total deferred tax assets	26,778	252,261
Deferred tax liabilities:		
Deferred gains on real properties	(3,906)	(36,794)
Total deferred tax liabilities	(3,906)	(36,794)
Net deferred tax assets	¥22,872	$215,467

Note 11: Contingent Liabilities

Contingent liabilities at March 31, 1999 and 2000 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	1999	**2000**	**2000**
Trade notes receivable discounted with banks	¥ 406	**¥ 720**	**$ 6,778**
Guarantees of housing loans of employees and for indebtedness of unconsolidated subsidiaries and affiliates	14,006	**19,212**	**180,996**

Note 12: Research and Development Expenses

Research and development expenses for the year ended March 31, 2000 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2000	**2000**
Research and development expenses	**¥22,996**	**$216,639**

Note 13: Market Value Information

At March 31, 2000, book value, market value and net unrealized gains of quoted securities of the Company and its subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2000	**2000**
Book value:		
Current	**¥ 5,673**	**$ 53,439**
Non-current	**37,425**	**352,573**
	43,098	**406,012**
Market value:		
Current	**13,316**	**125,444**
Non-current	**115,410**	**1,087,236**
	128,726	**1,212,680**
Net unrealized gains	**¥ 85,628**	**$ 806,668**

Note 14: Financial Instruments

The Company and certain of its subsidiaries are exposed to market risk from changes in foreign currency exchange rates and interest rates and periodically enter into forward exchange contracts and interest rate swap agreements for the purpose of reducing such risk. The Company and its subsidiaries do not hold derivative financial instruments for the purpose of trading.

The Company and its subsidiaries are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments and derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are authentic financial institutions.

The estimated fair values of the derivative instruments are as follows:

	Millions of Yen		
	Notional Amounts	Estimated fair values	Unrealized gains (losses)
	2000		
Interest rate swap agreements			
Fixed rate to floating rate	**¥1,390**	**¥ 16**	**¥ 16**
Floating rate to fixed rate	**3,000**	**(30)**	**(30)**
	¥4,390	**¥(14)**	**¥(14)**

	Thousands of U.S. Dollars		
	Notional Amounts	Estimated fair values	Unrealized gains (losses)
	2000		
Interest rate swap agreements			
Fixed rate to floating rate	**$13,095**	**$ 151**	**$ 151**
Floating rate to fixed rate	**28,262**	**(283)**	**(283)**
	$41,357	**$(132)**	**$(132)**

Note 15: Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Commercial Code of Japan is based on the amount stated in the statutory financial statements of the Company.

Note 16: Segment Information

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of automobiles, particularly diesel trucks and buses.

Business segment information is not required to be disclosed as both sales and operating income of the automobile business exceed 90 per cent. of total sales and of operating income of all segments not incurring an operating loss.

Geographical segment information is not required to be disclosed as sales outside Japan are less than 10 per cent. of consolidated net sales.

	Year ended March 31, 2000		
	Millions of Yen		
Overseas sales	Overseas sales (A)	Consolidated sales (B)	(A)/(B)
Asia	**¥30,748**	—	**4.7%**
Oceania	**11,519**	—	**1.8%**
North America	**13,648**	—	**2.1%**
Other areas	**9,591**	—	**1.4%**
	¥65,506	**¥653,288**	**10.0%**
	Thousands of U.S. Dollars		
Asia	**$289,666**	—	
Oceania	**108,513**	—	
North America	**128,576**	—	
Other areas	**90,349**	—	
	$617,104	**$6,154,382**	

	Year ended March 31, 1999		
	Millions of Yen		
Overseas sales	Overseas sales (A)	Consolidated sales (B)	(A)/(B)
Asia	¥17,385	—	4.0%
Oceania	12,192	—	2.8%
Other areas	29,636	—	6.9%
	¥59,213	¥432,284	13.7%

Note 17: Subsequent Event

On April 28, 2000, the Company agreed to enter into the Stock-Exchange-Contract with Hino Auto Body, Ltd., which is a consolidated subsidiary.

To the Board of Directors of
HINO MOTORS, LTD.

We have audited the consolidated balance sheets of Hino Motors, Ltd. and consolidated subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Hino Motors, Ltd. and consolidated subsidiaries at March 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2 to the consolidated financial statements, Hino Motors, Ltd. and consolidated subsidiaries have adopted new accounting standards for consolidation, research and development costs and tax-effect accounting in the preparation of their consolidated financial statements for the year ended March 31, 2000.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2000 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Century Ota Showa & Co.

Tokyo, Japan
June 27, 2000

See note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of Hino Motors, Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.



Chairman of the Board
Iwao Okijima



President, Member of the Board
Hiroshi Yuasa



Executive Vice-President, Member of the Board
Masashi Shigemori



Executive Vice-President, Member of the Board
Makoto Masuda



Senior Managing Director, Member of the Board
Yoshio Yoshizawa



Senior Managing Director, Member of the Board
Kazuhiko Chiba



Senior Managing Director, Member of the Board
Tadayoshi Nakane



Senior Managing Director, Member of the Board
Hiroshi Ginya



Senior Managing Director, Member of the Board
Toshihiro Yamawaki



Senior Managing Director, Member of the Board
Hideaki Tobita



Senior Managing Director, Member of the Board
Takayuki Suzuki

DIRECTORS AND AUDITORS

Chairman of the Board
Iwao Okijima

President, Member of the Board
Hiroshi Yuasa

Executive Vice-Presidents, Members of the Board
Masashi Shigemori
Makoto Masuda

Senior Managing Directors, Members of the Board
Yoshio Yoshizawa
Kazuhiko Chiba
Tadayoshi Nakane
Hiroshi Ginya
Toshihiro Yamawaki
Hideaki Tobita
Takayuki Suzuki

Standing Auditors
Kazuo Kadokura
Masahiro Shimizu
Yutaka Kobayashi

Auditors
Yoshinori Ueyama
Fujio Cho

EXECUTIVE OFFICERS

Senior Executive Officers
Isao Joko
Shoichi Kouno
Hisanobu Fujita
Kijiro Onishi
Mitsuo Kikuchi
Narai Sugasawa
Hiroyoshi Kako

Executive Officers
Bunji Hagiwara
Taro Yoshimura
Takeshi Iida
Shinichiro Sugisaki
Hideo Mori
Kanji Fujimoto
Koichiro Nagaoka
Ryoichi Inabe
Atsushi Kuroha

Number of Shares:

Authorized: 1,400,000,000
Outstanding: 447,299,898

Paid-in Capital:

¥39,325 million

Number of Shareholders:

10,935

Major Shareholders

(Unit: Thousand shares)

Name	Number of shares
Toyota Motor Corporation	151,124
Nippon Life Insurance Company	19,489
Asahi Mutual Life Insurance Company	19,127
The Sakura Bank, Ltd.	13,387
The Dai-Ichi Kangyo Bank, Ltd.	11,780
The Fuji Bank, Ltd	11,641
The Mitsui Trust and Banking Co., Ltd.	8,101
The Tokio Marine and Fire Insurance Co., Ltd	7,005
The Asahi Bank, Ltd.	5,761
The Bank of Yokohama, Ltd.	5,562

Breakdown by Shareholder Category


Private Individuals and Others 7.8%
Foreigners 7.4%
Securities Companies 0.3%
Other Domestic Corporations 49.2%
Banks and Other Financial Institutions 35.3%

Hino Motors' Stock Price on the Tokyo Stock Exchange


700
600
500
400
300
200
100
0
99/4
99/5
99/6
99/7
99/8
99/9
99/10
99/11
99/12
00/1
00/2
00/3

HINO

02 MAY 20 AM 10:50

File No. 82-1388

TO: The Minister of Finance

BRIEF DESCRIPTION OF INTERIM SECURITIES REPORT

The 89th first half fiscal year
Started on Apr. 1, 2000, Ended on Sept. 30, 2000

Presented on Dec., 2000

Company Name:	Hino Motors, Ltd.
Name & Title of Representative:	Hiroshi Yuasa, President
Address of Head Office:	1-1, Hinodai 3-chome, Hino-shi, Tokyo
Telephone Number:	042-586-5111
Responsible officer:	Kazufumi Kawabata, General Manager, Legal Section
Location where Securities Report: is available to the public	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchange

Table of Contents:

Hino Motors, Ltd.

Head Office & Plant 1-1, HINODAI 3-CHOME, HINO-SHI, TOKYO,191-8660 JAPAN. FACSIMILE:+81-42-586-5038
Tamachi Office 11-3, SHIBA 4-CHOME, MINATO-KU, TOKYO, 108-0014 JAPAN. FACSIMILE:+81-3-3453-0174

3. Production facilities
   1) Change of facilities
   2) Investment plan

4. Information on the company submitting this report
   1) Change in shareholders equity
      (a) Number of total shares
      (b) Change in number of issued shares and paid-in capital
      (c) Breakdown by share holder category
      (d) Major Shareholders

   2) Stock price on Tokyo stock exchange
   3) Directors and Auditors

5. Financial outline
   Interim report of independent CPA*
   1) Interim consolidated financial statements
      (a) Interim consolidated financial statements
      (b) Others
   Interim report of independent CPA*
   2) Non-consolidated financial statements
      (a) Non-consolidated financial statements
      (b) Others

6. Other information on the company submitting this report

II. Information on Loan and Other Guaranty of the company submitting this report

*Certified Public Accountant

The summary of consolidated financial statement is as follows.
(As of Sept. 30, 2000)

(1)Consolidated Balance Sheet

	Million of Yen
(Assets)	
Current assets	
Cash and cash equivalent	51,664
Trade receivable notes and accounts	235,013
Securities	1,498
Inventories	72,076
Deferred income tax assets (Current)	9,201
Others	12,622
Less allowance for doubtful accounts	(3,923)
Total current assets	378,153
Fixed assets	
Property, plant and equipment	
Building and structures	117,638
Machinery, equipment and vehicles	86,578
Land	97,164
Others	29,402
Total property, plant and equipment	330,783
Intangible assets	5,888
Investments and advances	
Investment securities	45,087
Deferred income tax assets (Non-current)	12,941
Others	17,687
Less allowance for doubtful accounts	(5,365)
Total investments and advances	70,350
Total fixed assets	407,021
Translation adjustments	-
Total assets	785,174
(Liabilities)	
Current liabilities	
Trade payable notes and accounts	120,921
Short-term bank loans	362,883
Current portion of long-term debt	10,000
Reserve for bonus	8,204
Reserve for products warranty	5,840
Others	29,330
Total current liabilities	537,179
Long-term liabilities	
Corporate bonds	50,000
Long-term loans	68,438
Deferred income tax liabilities (Non-current)	1,232
Retirement allowance	-
Accrued severance indemnities	32,124
Others	107
Total long-term liabilities	151,903
Total liabilities	689,082
(Minority interests in consolidated subsidiaries)	
Minority interests in consolidated subsidiaries	8,522

(Shareholders' equity)	
Common stock	39,573
Additional paid-in capital	31,163
Retained earnings	24,424
Translation adjustments	(7,542)
	87,619
Less common stock owned by the company	(3)
Less common stock owned by subsidiaries	(46)
Total shareholders' equity	87,569
Total assets, liabilities and minority interests in consolidated subsidiaries	785,174

(2)Consolidated Statements of Operations

		Million of Yen
Net sales		344,826
Cost of sales		293,995
Gross profit		50,831
Selling, general and administrative expenses		
Salary and allowance	14,976	
Provision for products warranty	5,840	
Provision for bonus	3,635	
Provision for retirement allowance	-	
Provision for severance indemnities	1,265	
Provision for doubtful accounts	2,286	
Others	24,512	52,516
Operating loss		(1,684)
Ex-operational profit		
Interest income	362	
Dividend income	739	
Profit on sales of marketable securities	6,303	
Equity in earnings of unconsolidated subsidiaries	-	
Others	1,082	8,487
Ex-operational expenses		
Interest expenses	4,372	
Loss in earnings of unconsolidated subsidiaries	788	
Others	1,953	7,114
Reccuring loss		(311)
Extraordinary profit		
Profit on sales of of property, plant and equipment	756	
Profit on sales of investment securities	2,756	
Others	38	3,551
Extraordinary loss		
Loss on disposal of property, plant and equipment	214	
Write-down of marketable securities	-	
Write-down of investment securities	695	
Extraordinary severance expenses	-	
Provision for severance indemnities	10,714	
Others	1,205	(12,829)
Loss before income taxes		(9,589)
Income tax, enterprise tax and inhabitants tax	612	
Deferred tax	895	1,507
Minority interests in income of consolidated subsidiaries		(1,647)
Net loss		(9,450)

(3)Consolidated Statements of Shareholders' Equity

Million of Yen

Balance at March 31, 2000		
Balance at March 31, 2000	37,286	
Cumulative effect of change in accounting principle	-	37,286
Increase of shareholders' equity		
Increase due to the addition of subsidiaries and affiliates accounted for by the equity method	-	-
Decrease of shareholders' equity		
Directors' and statutory auditors' bonuses	6	
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	3,405	
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	-	3,411
Net loss		(9,450)
Balance at September 30, 2000		24,424

(4)Consolidated Statement of Cash Flow

	Million of Yen
Operating activities	
Net loss before income taxes and minority interests	(9,589)
Depreciation and amortization	19,320
Amortization of consolidation adjustments	139
Provision for doubtful accounts	1,086
Decrease of severance indemnities	-
Provision for severance indemnities	9,992
Interest and dividend income	(1,101)
Interest charges	4,372
Translation adjustments	(3)
Minority interests in income of consolidated subsidiaries	788
Profit on sales of marketable securities	(6,303)
Profit on sales of investment securities	(2,756)
Write-down of marketable and investment securities	695
Loss on disposal of property, plant and equipment	214
Profit on sale of property, plant and equipment	(756)
Decrease (increase) in notes and accountants receivable	(5,626)
Decrease in inventories	3,520
Decrease (increase) in notes and accountants payable	635
Others, net	(404)
Subtotal	14,222
Interest and dividend received	1,101
Interest paid	(4,567)
Income taxes paid (refunded)	118
Net cash provided by operating activities	10,875
Investing activities	
Deposit to time deposits	(872)
Refundment of time deposits	10,797
Payment for purchase of securities	(21)
Proceeds from sales of securities	9,895
Payment for purchase of property, plant and equipment	(12,365)
Proceeds from sales of property, plant and equipment	1,797
Payment for purchase of investment securities	(140)
Proceeds from sales of investment securities	4,390
Payment for purchase of subsidiaries	1,658
Others	656
Net cash used in investing activities	15,795
Financing activities	
Net (decrease) increase in short-term loans	(32,821)
Proceeds from long-term loans	6,023
Repayments of long-term loans	(18,087)
Repayments of bonds	-
Proceeds from stock issue	-
Net cash (used in) provided by financing activities	(44,885)
Effect of exchange rate changes on cash and cash equivalents	(196)
Net (decrease) increase in cash and cash equivalents	(18,411)
Cash and cash equivalents at beginning of year	68,958
Increase due to the addition of consolidated subsidiaries	-
Cash and cash equivalents at September 30, 2000	50,546

CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Domestic

Offices and Plants

Head Office & Hino Plant:
1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660

Tamachi Office (Overseas Business):
11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014

Hamura Plant:
1-1, Midorigaoka 3-chome, Hamura-shi, Tokyo 205-8660

Nitta Plant:
10-1, Hayakawa, Nitta-machi, Nitta-gun, Gunma 370-0344

Dealers

Subsidiaries
Sapporo Hino Motor Sales, Ltd.
Saitama Hino Motor Sales, Ltd.
Chiba Hino Motor Sales, Ltd.
Tokyo Hino Motor Sales, Ltd.
Yokohama Hino Motor Sales, Ltd.
Osaka Hino Motor Sales, Ltd.
Fukuoka Hino Motor Sales, Ltd.
30 others

Affiliates
Shizuoka Hino Motor Sales, Ltd.
Mie Hino Motor Sales, Ltd.
Toyama Hino Motor Sales, Ltd.
Hiroshima Hino Motor Sales, Ltd.
4 others

Assembly, Parts and Others

Subsidiaries
Hino Auto Body, Ltd.
Riken Forge Co., Ltd.
Fukushima Seikou, Ltd.
Yoshizawa Ironworks Co., Ltd.
Meiyu Kiko Co., Ltd.
Soshin Ltd.
Takebe Tekkosho, Co., Ltd.
Sankyo Radiator Co., Ltd.
Horikiri, Inc.
Nisshou Sangyo Co., Ltd.
Hino Trading Co., Ltd.
Hino Kousan Co., Ltd.
48 others

Affiliates
Mitsui Seiki Kogyo Co., Ltd.
Koshin Seikosho, Ltd.
Musashi Pressworking Co., Ltd.
Sawafuji Electric Co., Ltd.
Saitama Kiki, Co., Ltd.
Okamoto Freighters, Ltd.
10 others

Overseas

Subsidiaries and Affiliates
Hino Motors (Thailand) Limited
P.T. Hino Indonesia Manufacturing
Hinopak Motors Limited
Hino Motors Vietnam, Ltd.
Hino Motor Sales Australia Pty Ltd
Hino Diesel Trucks (Canada) Ltd.
Hino Motors International (U.S.A.), Inc.
Hino Motors (Europe) N.V.
Hino Diesel Trucks (U.S.A.), Inc.
Hino Motors (Malaysia) Sdn. Bhd.
2 others

For further information, please contact the Public Relations Department at:
11-3, Shiba 4-chome, Minato-ku, Tokyo 108-0014, Japan
Telephone: 3-5419-9320
Facsimile: 3-5419-9363

Hino Motors, Ltd.
1-1, Hinodai 3-chome, Hino-shi, Tokyo 191-8660

Printed on recycled paper

Printed in Japan/Code No. 2022-E0 '00-8-2000 (LP)